U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2006.

     KINGSWAY FINANCIAL SERVICES INC.
(Exact name of Registrant as specified in its charter)

ONTARIO, CANADA
(Province or other jurisdiction of incorporation or organization)

     5310 Explorer Drive, Suite 200, Mississauga, Ontario, Canada L4W 5H8
(Address of principal executive offices)

             [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:]

                                          Form 20-F                 Form 40-F   X

             [Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:]

                                                     Yes                         No   X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]

                                                        N/A

KINGSWAY FINANCIAL SERVICES INC.

Table of Contents

Item	Description	Sequential Page Number
1.	Press Release – dated May 3, 2006	4
2.	Report to Shareholders – Quarter ended March 31, 2006	16
3.	CEO Certification required under Canadian securities legislation – Interim period ended March 31, 2006	35
4.	CFO Certification required under Canadian securities legislation – Interim ended March 31, 2006	36

SIGNATURES

              Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                              KINGSWAY FINANCIAL SERVICES INC.

Dated:  May 3, 2006                                 By:   /s/  W. Shaun  Jackson
                                                                             W. Shaun Jackson
                                                                             Executive Vice President and
                                                                             Chief Financial Officer

KINGSWAY INCREASES NET OPERATING INCOME BY 11%

Toronto, Ontario (May 3, 2006) – Kingsway Financial Services Inc. (TSE:KFS, NYSE:KFS) today announced financial results in U.S. dollars for the first quarter ended March 31, 2006.

Q1 2006 compared to Q1 2005

•	Net operating income increased 11% to $30.0 million compared to $27.0 million

•	Net income decreased to $28.9 million compared to $38.1 million

•	Diluted earnings per share of $0.51 compared with $0.67

•	Net realized investment losses after tax of $0.02 per share compared to gains of $0.20 per share in Q1 2005

•	Combined ratio improved to 96.2%

•	Underwriting profit increased 6% to Q1 record $16.4 million

•	Annualized return on equity of 14.2%

•	Book value per share was $14.67 compared to $12.47 at Q1 2005

Net income decreased by 24% to $28.9 million (C$33.4 million), compared to $38.1 million (C$46.8 million) in the first quarter of last year due to the impact of net losses realized on investments. Net realized investment losses were $1.1 million (C$1.2 million) after tax, compared with net realized gains of $11.1 million (C$13.6 million) after tax in Q1 last year. Net operating income, however, increased 11% to $30.0 million (C$34.6 million) compared to $27.0 million (C$33.2 million) last year. Net operating income information is calculated as net income excluding after-tax net realized gains and losses on investments.

The combined ratio improved to 96.2% compared to 96.3% in the same quarter last year, producing a record first quarter underwriting profit of $16.4 million (C$18.9 million). Investment income increased by 20% to $26.6 million (C$30.7 million) compared to $22.1 million (C$27.1 million) in the same quarter last year.

Diluted earnings per share decreased 24% to $0.51 (C$0.58) for the quarter, compared to $0.67 (C$0.82) for the first quarter of 2005. Net realized investment losses after tax reduced earnings per share by $0.02 (C$0.02) in the quarter, whereas net investment gains after tax increased earnings per share by $0.20 (C$0.24) in the same quarter last year. Net operating earnings per share increased 11% to $0.53 (C$0.60) compared to $0.47 (C$0.58).

“We are pleased with the positive start that we have made to 2006,” said Bill Star, President & Chief Executive Officer. “Each of our operating subsidiaries reported an underwriting profit which led to a record underwriting profit and an improved combined ratio for the quarter. Our investment managers repositioned their portfolios and disposed of underperforming equity investments, and as a result, the unrealized gain position in our equity portfolio increased by $15.5 million to $55.6 million from year end. We continue to maintain our underwriting discipline in all of our markets, and anticipate that capacity constraints in reinsurance markets in the United States will provide opportunities for our growth as 2006 progresses.”

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Premium Growth

During the first quarter of 2006, gross premiums written were $507.2 million (C$585.7 million), compared with $524.6 million (C$643.6 million) in the first quarter last year. In the quarter, U.S. operations represented 75% of gross premiums written, compared with 74% in the first quarter last year. Trucking, non-standard automobile and commercial automobile premiums represented 28%, 28% and 19%, respectively, of gross premiums written in the first quarter compared with 27%, 31% and 20%, respectively, last year.

Gross premiums written from U.S. operations decreased 3% to $380.2 million (C$439.0 million) compared with $390.3 million (C$479.0 million) last year. During the first quarter of 2006 gross premiums written from the Robert Plan Corporation (‘RPC’) were $24.1 million (C$27.9 million). The RPC provides underwriting and claims administration services to insurance companies in the United States who seek to transfer their assigned risk premiums and obligations to Kingsway for a fee. The contract with RPC was previously announced on November 23, 2005 and business commenced on January 1, 2006. Gross premiums written from Canadian operations were $127.0 million (C$146.7 million) for the quarter, compared to $134.3 million (C$164.6 million) in Q1 last year.

Net premiums written increased 2% to $476.0 million (C$549.6 million) compared with $466.0 million (C$571.8 million) for the first quarter of last year. Net premiums earned increased 3% to $427.0 million (C$493.0 million) for the quarter, compared with $415.8 million (C$510.1 million) for the first quarter last year. For the U.S. operations, net premiums earned increased 1% to $292.9 million (C$338.2 million) compared with $290.8 million (C$356.7 million) in the first quarter of 2005. Net premiums earned from Canadian operations increased by 7% to $134.1 million (C$154.9 million) compared with $125.0 million (C$153.4 million) last year.

Underwriting Profit & Combined Ratio

The combined ratio of 96.2% for the first quarter produced a record first quarter underwriting profit of $16.4 million (C$18.9 million) compared with $15.4 million (C$18.9 million) in Q1 last year. For the quarter, the U.S. operations combined ratio was 96.8% (96.0% Q1 last year) which produced an underwriting profit of $9.3 million ($11.5 million Q1 last year) and the Canadian operations improved to 94.7% (96.9% Q1 last year) which produced an underwriting profit of $7.1 million ($3.8 million Q1 last year).

Investment Income

Investment income, excluding net realized gains and losses, increased 20% to $26.6 million (C$30.7 million) compared with $22.1 million (C$27.1 million) for the first quarter of 2005. The yield on the fixed income portfolio was 3.9% in the quarter compared to 3.6% in the same quarter last year.

Net realized losses amounted to $1.5 million (C$1.8 million) compared with net realized gains of $14.0 million (C$17.1 million) in the first quarter of 2005. Net realized losses after tax were $1.1 million (C$1.2 million) or $0.02 (C$0.02) per share compared with net realized gains of $11.1 million (C$13.6 million) or $0.20 (C$0.24) per share in the first quarter of 2005. Net realized losses include adjustments to the carrying value for declines in market value considered other than temporary of $1.7 million ($2.1 million in Q1 2005) in the quarter on investments still held and realized losses of $8.8 million ($3.5 million in Q1 2005).

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Net unrealized gains on the investment portfolio were $13.4 million (C$15.7 million) or $0.24 (C$0.28) per share outstanding at March 31, 2006, as compared to $18.2 million (C$21.2 million) or $0.32 (C$0.37) per share outstanding at the end of 2005. Net unrealized gains on the common shares portfolio were $55.6 million (C$65.0 million) or $0.99 (C$1.15) per share outstanding at March 31, 2006 compared to $40.1 million (C$46.6 million) or $0.71 (C$0.83) per share outstanding) at the end of 2005.

Balance Sheet

Total assets as at March 31, 2006 were $3.9 billion (C$4.5 billion) compared to $3.8 billion (C$4.4 billion) at the end of 2005. Book value per share increased by 18% to $14.67 (C$17.13) from $12.47 (C$15.09) as at March 31, 2005.

The carrying value of the investment portfolio, including cash was $2,909.4 million (C$3,398.1 million), compared to $2,914.8 million (C$3,389.9 million) as at December 31, 2005. At March 31, 2006, 25% of the fixed income portfolio matures in less than one year and 47% matures after one year and in less than five years. The fair value of the investment portfolio including cash represents $51.84 (C$60.55) per common share at March 31, 2006.

The Company reported favourable development in the provision for unpaid claims occurring prior to December 31, 2005 of approximately $2.9 million (C$3.3 million). During the quarter, provisions for unpaid claims increased slightly to $1,853.4 million (C$2,164.7 million) compared to $1,844.2 million (C$2,144.8 million) at the end of 2005.

Normal Course Issuer Bid

During the quarter, we repurchased and cancelled 159,300 common shares under the normal course issuer bid for a total purchase price of C$3.7 million.

Quarterly Dividend

The Board of Directors today approved the payment of the Company’s quarterly dividend to shareholders of C$0.0625 per common share. The dividend payment will be made on June 30, 2006 to shareholders of record as at June 15, 2006.

Further Information

The discussion and analysis of our results of operation and information in this press release is an update of the information set forth in our 2005 Annual Report. Further information about our financial results and condition can be found in our Annual Report and other filings available on our website at www.kingsway-financial.com, on the Canadian Securities Administrators’ website at www.sedar.com, and on the EDGAR section of the U.S. Securities and Exchange Commission’s website at www.sec.gov.

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Conference Call and Annual General Meeting

The Company will have its quarterly conference call today at 5:00pm (EDT). The call may be accessed by telephone at 1-800-814-4860. A live broadcast of the conference call can be accessed at www.newswire.ca/en/webcast/viewEvent.cgi?eventID=1434620 or through a link from our website at www.kingsway-financial.com. A rebroadcast of the conference call will also be available and can be accessed through our website.

The Company’s Annual General Meeting (“AGM”) will be held tomorrow Thursday May 4, 2006 at 4:00pm (EDT) at The Design Exchange, 234 Bay Street, Toronto, Ontario. A live webcast can be accessed at www.newswire.ca/en/webcast/viewEvent.cgi?eventID=1473560.

Forward Looking Statements

This press release includes “forward looking statements” that are subject to risks and uncertainties. For information identifying important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, see Kingsway’s securities filings, including its 2005 Annual Report under the heading Risks and Uncertainties in the Management’s Discussion and Analysis section. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

About the Company

Kingsway Financial Services Inc. is the largest truck insurer in North America and the seventh largest non-standard automobile insurer in North America according to A.M. Best. Kingsway’s primary business is trucking insurance and the insuring of automobile risks for drivers who do not meet the criteria for coverage by standard automobile insurers. The Company currently operates through eleven wholly-owned insurance subsidiaries in Canada and the U.S.. Canadian subsidiaries include Kingsway General Insurance Company, York Fire & Casualty Insurance Company and Jevco Insurance Company. U.S. subsidiaries include Universal Casualty Company, American Service Insurance Company, Southern United Fire Insurance Company, Lincoln General Insurance Company, U.S. Security Insurance Company, American Country Insurance Company, Zephyr Insurance Company and Avalon Risk Management, Inc. The Company also operates reinsurance subsidiaries in Barbados and Bermuda.

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Lincoln General Insurance Company, Universal Casualty Insurance Company, American Service Insurance Company, Southern United Fire Insurance Company, Jevco Insurance Company, Kingsway Reinsurance Corporation, Barbados and Kingsway Reinsurance (Bermuda) Ltd. are all rated “A-” (Excellent) by A.M. Best. Kingsway General and York Fire are rated “B++” (Very Good) and American Country and U.S. Security are rated “B+” (Very Good) by A.M. Best. The Company’s senior debt is rated investment grade “BBB-” (stable) by Standard and Poor’s and A.M. Best and “BBB” (stable) by Dominion Bond Rating Services. The common shares of Kingsway Financial Services Inc. are listed on the Toronto Stock Exchange and the New York Stock Exchange, under the trading symbol “KFS”.

For further information, please contact:
Shaun Jackson
Executive Vice President and Chief Financial Officer
Tel: (905) 629-7888
Fax: (905) 629-5008
Web Site: www.kingsway-financial.com

KINGSWAY FINANCIAL SERVICES INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
For the three months ended March 31, 2006 and 2005
(In thousands of U.S. dollars, except for per share amounts)

	2006	2005
	(unaudited)

Gross premiums written	$507,243	$524,606

Net premiums written	$475,972	$466,003

Revenue:
Net premiums earned	$427,015	$415,825
Investment income	26,575	22,066
Net realized gains (losses)	(1,541)	13,962

	452,049	451,853
Expenses:
Claims incurred	285,892	285,245
Commissions and premium taxes	82,798	80,326
General and administrative expenses	41,959	34,885
Interest expense	7,164	5,912
Amortization of intangibles	--	129

	417,813	406,497

Income before income taxes	34,236	45,356
Income taxes	5,354	7,235

Net income	$ 28,882	$ 38,121

Earnings per share:
Basic:	$0.51	$0.68
Diluted:	$0.51	$0.67
Weighted average shares outstanding (in `000s):
Basic:	56,461	56,308
Diluted:	57,114	56,747

Claims ratio	67.0%	68.6%
Expense ratio	29.2%	27.7%
Combined ratio	96.2%	96.3%

Underwriting profit	$ 16,366	$ 15,369
Return on equity (annualized)	14.2%	22.3%
Book value per share	$14.67	$12.47

KINGSWAY FINANCIAL SERVICES INC. CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars)

	March 31 2006 (unaudited)	Dec. 31 2005

ASSETS
Cash and cash equivalents	$ 106,285	$ 111,034
Investments	2,803,084	2,803,790
Accrued investment income	24,999	25,126
Accounts receivable and other assets	330,343	282,764
Due from reinsurers and other insurers	232,206	222,974
Deferred policy acquisition costs	158,357	148,829
Income taxes recoverable	6,087	--
Future income taxes	62,228	57,939
Capital assets	76,942	71,608
Goodwill and intangible assets	71,103	71,130

	$3,871,634	$3,795,194

LIABILITIES AND SHAREHOLDERS’ EQUITY

LIABILITIES
Bank indebtedness	$ 23,701	$ 11,767
Loans payable	66,222	66,222
Accounts payable and accrued liabilities	121,989	129,666
Income taxes payable	--	6,817
Unearned premiums	697,054	649,228
Unpaid claims	1,853,374	1,844,211
Senior unsecured debentures	191,781	192,068
Subordinated indebtedness	90,500	90,500

	3,044,621	2,990,479

SHAREHOLDERS’ EQUITY
Share capital	331,206	331,470
Issued and outstanding number of common shares
56,382,822 – March 31, 2006
56,480,453 – December 31, 2005
Contributed surplus	3,503	3,237
Currency translation adjustment	8,509	9,958
Retained earnings	483,795	460,050

	827,013	804,715

	$3,871,634	$3,795,194

KINGSWAY FINANCIAL SERVICES INC.
CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
For the three months ended March 31, 2006 and 2005
(In thousands of U.S. dollars)

	2006	2005
	(unaudited)

Retained earnings, beginning of period	$ 460,050	$ 334,468
Net income for the period	28,882	38,121
Common share dividends	(3,047)	(2,320)
Repurchase of common shares for cancellation	(2,090)	--

Retained earnings, end of period	$ 483,795	$ 370,269

KINGSWAY FINANCIAL SERVICES INC.
SUPPLEMENTARY INFORMATION TO PRESS RELEASE
As at March 31, 2006 and December 31, 2005
(In thousands of U.S. dollars)

1. Investments:

		March 31, 2006

	Carrying Amount	Fair value

Term deposits	$ 354,411	$ 350,764
Bonds:
Government	356,012	353,245
Corporate	1,664,397	1,628,612
Common shares	349,297	404,921
Financed premiums	78,967	78,967

	$2,803,084	$2,816,509

		December 31, 2005

	Carrying Amount	Fair value

Term deposits	$ 383,071	$ 381,734
Bonds:
Government	428,316	427,801
Corporate	1,581,579	1,561,443
Preferred shares	1,290	1,352
Common shares	323,830	363,955
Financed premiums	85,704	85,704

	$2,803,790	$2,821,989

KINGSWAY FINANCIAL SERVICES INC.
SUPPLEMENTARY INFORMATION TO PRESS RELEASE
For the three months ended March 31, 2006 and 2005
(In thousands of U.S. dollars)

2.	Underwriting Results:

	The underwriting results for the Company’s operations were as follows:

		Quarter to March 31:
		2006		2005

	Underwriting Profit
	Canada	$ 7,100		$ 3,849
	U.S.	9,266		11,520

	Total	$16,366		$15,369

	Combined Ratio
	Canada	94.7%		96.9%
	U.S.	96.8%		96.0%

	Total	96.2%		96.3%

	Expense Ratio
	Canada	31.4%		26.7%
	U.S.	28.2%		28.1%

	Total	29.2%		27.7%

	Loss Ratio
	Canada	63.3%		70.2%
	U.S.	68.6%		67.9%

	Total	67.0%		68.6%

	Favourable change in estimated unpaid claims for prior accident years (note 1):
	Canada	$ 853		$ 638
	U.S.	1,998		3,471

	Total	$2,851		$4,109

	As a % of net premiums earned (note 2):
	Canada	(0.6%	)	(0.5%	)
	U.S.	(0.7%	)	(1.2%	)

	Total	(0.7%	)	(1.0%	)

	As a % of unpaid claims (note 3):
	Canada	(0.1%	)	(0.1%	)
	U.S.	(0.2%	)	(0.3%	)

	Total	(0.2%	)	(0.2%	)

Note 1 – Decrease in estimates for unpaid claims from prior accident years reflected in current financial year results.

Note 2 – Decrease in current financial year reported combined ratio

Note 3 – Decrease compared to estimated unpaid claims at the end of the preceding fiscal year

KINGSWAY FINANCIAL SERVICES INC.
SUPPLEMENTARY INFORMATION TO PRESS RELEASE
As at March 31, 2006, December 31, 2005 and March 31, 2005
(In thousands of U.S. dollars, except for per share amount)
(Unaudited)

3.	Financial Strength:

Some of the key indicators of the Company’s financial strength are as follows:

	March 31, 2006		December 31, 2005

Rolling four quarter calculations:
Net Premiums Written to Estimated Statutory Surplus Ratio	1.8	x	1.9	x
Interest Coverage Ratio	6.5	x	7.2	x
Total Bank and Senior Debt to Capitalization Ratio	23.6%		23.5%

4.	Summary of Quarterly Results in Canadian dollars over the previous five quarters

	2006	2005

	Q1	Q4	Q3	Q2	Q1

Gross premiums written	$585,718	$515,304	$543,889	$595,069	$643,637

Net premiums earned	493,047	522,439	554,559	583,762	510,100

Total revenue	521,963	561,261	595,307	618,555	554,229

Net realized gains (losses) after tax	(1,234)	6,943	1,677	7,947	13,559

Underwriting profit	18,923	11,918	12,114	17,668	18,926

Net income	33,355	42,078	37,500	36,739	46,758

Book value per share	$ 17.13	$ 16.57	$ 15.87	$ 15.84	$ 15.09

Earnings per share
Basic	$ 0.59	$ 0.75	$ 0.66	$ 0.65	$ 0.83
Diluted	0.58	0.74	0.66	0.65	0.82

The selected financial information disclosed above has been translated using the Bank of Canada monthly average exchange rate for the income statement and the month end rate for the balance sheet. Readers should be cautioned as to the limited usefulness of the selected financial information presented above.

KINGSWAY FINANCIAL SERVICES INC.
CONSOLIDATED STATEMENTS OF CASHFLOWS
For the three months ended March 31, 2006 and 2005
(In thousands of U.S. dollars)
(unaudited)

	2006	2005
	(unaudited)

Cash provided by (used in):
Operating activities:
Net income	$ 28,882	$ 38,121
Items not affecting cash:
Amortization	2,042	1,949
Future income taxes	(5,058)	(1,078)
Net realized losses (gains)	1,541	(13,962)
Amortization of bond premiums and discounts	1,286	4,107

	28,693	29,137
Net change in other non-cash balances:	(25,912)	5,778

	2,781	34,915
Financing activities:
Increase of share capital	898	2,034
Repurchase of common shares for cancellation	(3,252)	--
Common dividends	(3,047)	(2,320)
Increase in bank indebtedness and loans payable	12,152	6,037

	6,751	5,751
Investing activities:
Purchase of investments	(804,000)	(530,444)
Proceeds from sale of investments	790,797	496,464
Financed premiums receivable, net	6,539	586
Additions to capital assets	(7,617)	(926)

	(14,281)	(34,320)
Increase (decrease) in cash during period	(4,749)	6,346
Cash and cash equivalents, beginning of period	111,034	87,103

Cash and cash equivalents, end of period	$ 106,285	$ 93,449

PRESIDENT’S MESSAGE TO SHAREHOLDERS

Dear Shareholders:

On behalf of the Board of Directors, I am pleased to report our financial results for the first quarter ended March 31, 2006 in U.S. dollars except where indicated.

Net income decreased by 24% to $28.9 million (C$33.4 million), compared to $38.1 million (C$46.8 million) in the first quarter of last year due to the impact of net losses realized on investments. Net realized investment losses were $1.1 million (C$1.2 million) after tax, compared with net realized gains of $11.1 million (C$13.6 million) after tax in Q1 last year. Net operating income, however, increased 11% to $30.0 million (C$34.6 million) compared to $27.0 million (C$33.2 million) last year.

The combined ratio improved to 96.2% compared to 96.3% in the same quarter last year, producing a record first quarter underwriting profit of $16.4 million (C$18.9 million). Investment income increased by 20% to $26.6 million (C$30.7 million) compared to $22.1 million (C$27.1 million) in the same quarter last year.

Diluted earnings per share decreased 24% to $0.51 (C$0.58) for the quarter, compared to $0.67 (C$0.82) for the first quarter of 2005. Net realized investment losses after tax reduced earnings per share by $0.02 (C$0.02) in the quarter, whereas net investment gains after tax increased earnings per share by $0.20 (C$0.24) in the same quarter last year. Net operating earnings per share increased 11% to $0.53 (C$0.60) compared to $0.47 (C$0.58).

We are pleased with the positive start that we have made to 2006. Each of our operating subsidiaries reported an underwriting profit which led to a record underwriting profit and an improved combined ratio for the quarter. Our investment managers repositioned their portfolios and disposed of underperforming equity investments, and as a result, the unrealized gain position in our equity portfolio increased by $15.5 million to $55.6 million from year end.

Outlook

In Canada, we are generally experiencing flat pricing with competitive but rational activity in the marketplace for commercial products. Government activism in personal lines products in Ontario and Alberta is leading to further rate reductions in the Ontario marketplace as well as significant losses from the Facility residual market in Alberta. We expect that 2006 should be a good year for the Canadian industry but do not anticipate that industry combined ratios will be as strong as 2005.

In the United States, we are generally seeing stable pricing conditions though we expect that the shortage of reinsurance capacity for smaller companies, particularly in the southern states, will start to emerge during the 2006. The rising interest rate environment is generating increased yields on our investment portfolio compared to 2005.

We continue to maintain our underwriting discipline in all of our markets, and anticipate that capacity constraints in reinsurance markets in the United States will provide opportunities for our growth as 2006 progresses.

I am pleased to announce that the Board of Directors has declared a quarterly dividend of C$0.0625 per common share, payable on June 30, 2006 to shareholders of record on June 15, 2006.

This President’s Message contains forward looking statements that are subject to risks and uncertainties. The reader should review the “Forward Looking Statements” section of Management’s Discussion and Analysis to assist in identifying risk factors that could cause actual results to differ materially from those anticipated in the forward looking statements.

Sincerely,

/s/ William G. Star

William G. Star
President & Chief Executive Officer
May 3, 2006

Kingsway Financial Services Inc.
Management’s Discussion and Analysis
For the three months ended March 31, 2006 and 2005
(In thousands of U.S. dollars)

The following management’s discussion and analysis (MD&A) should be read in conjunction with the Company’s unaudited interim consolidated financial statements for the first quarter of fiscal 2006 and 2005; with the MD&A set out on pages 16 to 55 in the Company’s 2005 Annual Report, including the section on risk factors; and with the notes to the interim consolidated financial statements for the first quarter of fiscal 2006 and the notes to the audited consolidated financial statements for fiscal 2005 set out on pages 63 to 76 of the Company’s 2005 Annual Report.

The Company financial results are reported in U.S. dollars. Unless otherwise indicated, all amounts are in U.S. dollars and have been derived from financial statements prepared in accordance with Canadian generally accepted accounting principles (GAAP).

Non-GAAP Measures

The Company uses both GAAP and certain non-GAAP measures to assess performance. Securities regulators require that companies caution readers about non-GAAP measures that do not have a standardized meaning under GAAP and are unlikely to be comparable to similar measures used by other companies. Kingsway, like many insurance companies, analyzes performance based on underwriting ratios such as combined, expense and loss ratios. These terms are defined in the glossary of terms section beginning on page 81 of the 2005 Annual Report. The Company also uses investment portfolio per share information which is calculated based on the fair value of the investment portfolio divided by the number of issued and outstanding common shares. The Company uses net operating income information which is calculated as net income excluding after-tax net realized gains and losses on investments. A reconciliation of net income to net operating income is presented below in thousands of U.S. dollars.

	Quarter to March 31:
	2006	2005
	(unaudited)

Net income, as reported	$ 28,882	$38,121
Net realized gains (losses) before tax, as reported	(1,541)	13,962
Tax effect on net realized gains (losses)	(465)	2,868

Net realized gains (losses) after tax	(1,076)	11,094

Net operating income	$ 29,958	$27,027

Kingsway Financial Services Inc.
Management’s Discussion and Analysis
For the three months ended March 31, 2006 and 2005
(In thousands of U.S. dollars)

For the three months ended March 31, 2006 and 2005

        Gross Premiums Written.   During the first quarter of 2006, gross premiums written declined 3% to $507.2 million (declined 9% to C$585.7 million), compared with $524.6 million (C$643.6 million) in the first quarter last year. In the quarter, U.S. operations represented 75% of gross premiums written, compared with 74% in the same quarter last year. Gross premiums written from U.S. operations decreased 3% to $380.2 million (decreased 8% to C$439.0 million) compared with $390.3 million (C$479.0 million) last year. During the first quarter of 2006 gross premiums written from the Robert Plan Corporation (‘RPC’) were $24.1 million (C$27.9 million). The RPC provides underwriting and claims administration services to insurance companies in the United States who seek to transfer their assigned risk premiums and obligations to Kingsway for a fee. The contract with RPC was previously announced on November 23, 2005 and business commenced on January 1, 2006. Gross premiums written from Canadian operations were $127.0 million (C$146.7 million) for the quarter, compared to $134.3 million (C$164.6 million) in Q1 last year.

        Trucking, non-standard automobile and commercial automobile premiums represented 28%, 28% and 19%, respectively, of gross premiums written in the first quarter compared with 27%, 31% and 20%, respectively, last year.

        Net Premiums Written.   Net premiums written increased 2% to $476.0 million (C$549.6 million) compared with $466.0 million (C$571.8 million) for the first quarter of last year. Net premiums written from the U.S. operations increased 1% to $355.4 million (C$410.3 million) compared with $352.1 million (C$432.1 million) last year. Net premiums written from the Canadian operations increased 6% to $120.6 million (C$139.3 million) compared with $113.9 million (C$139.6 million) in the first quarter of last year. Net premiums written from the first quarter of 2005 were reduced by $40.8 million (C$49.2 million) due to the non-renewal of the two quota share treaties upon their expiry on April 1, 2005.

        Net Premiums Earned.   Net premiums earned increased 3% to $427.0 million (C$493.0 million) for the quarter, compared with $415.8 million (C$510.1 million) for the first quarter last year. For the U.S. operations, net premiums earned increased 1% to $292.9 million (C$338.2 million) compared with $290.8 million (C$356.7 million) in the first quarter of 2005. Net premiums earned from Canadian operations increased by 7% to $134.1 million (C$154.9 million) compared with $125.0 million (C$153.4 million) last year.

        Investment Income.   Investment income increased 20% to $26.6 million (C$30.7 million) compared with $22.1 million (C$27.1 million) for the first quarter of 2005 due to an increase in the size and the yield of the investment portfolio. The yield on the fixed income portfolio was 3.9% in the quarter compared to 3.6% in the same quarter last year.

        Net Realized Gains/Losses.   Net realized losses amounted to $1.5 million (C$1.8 million) compared with net realized gains of $14.0 million (C$17.1 million) in the first quarter of 2005. Net realized losses after tax were $1.1 million (C$1.2 million) or $0.02 (C$0.02) per share compared with net realized gains of $11.1 million (C$13.6 million) or $0.20 (C$0.24) per share in the first quarter of 2005. Net realized losses include adjustments to the carrying value for declines in market value considered other than temporary of $1.7 million ($2.1 million in Q1 2005) in the quarter on investments still held, and realized losses of $8.8 million ($3.5 million in Q1 2005).

Kingsway Financial Services Inc.
Management’s Discussion and Analysis
For the three months ended March 31, 2006 and 2005
(In thousands of U.S. dollars)

        Net unrealized gains on the investment portfolio were $13.4 million (C$15.7 million) or $0.24 (C$0.28) per share outstanding at March 31, 2006, as compared to $18.2 million (C$21.2 million) or $0.32 (C$0.37) per share outstanding at the end of 2005. Net unrealized gains on the common share portfolio were $55.6 million (C$65.0 million) or $0.99 (C$1.15) per share outstanding at March 31, 2006 compared to $40.1 million (C$46.6 million) or $0.71 (C$0.83) per share outstanding at the end of 2005.

        Claims Incurred.   The claims ratio for the first quarter of 2006 was 67.0%, compared to 68.6% in the first quarter last year. The claims ratio for the U.S. operations was 68.6% compared with 67.9% for the first quarter of 2005. The claims ratio for the Canadian operations improved to 63.3% compared to 70.2% in the first quarter of last year.

        Underwriting Expenses.    The combined ratio of 96.2% for the first quarter produced a record first quarter underwriting profit of $16.4 million (C$18.9 million) compared with $15.4 million (C$18.9 million) in Q1 last year. For the quarter, the U.S. operations combined ratio was 96.8% (96.0% Q1 last year) which produced an underwriting profit of $9.3 million ($11.5 million Q1 last year) and the Canadian operations improved to 94.7% (96.9% Q1 last year) which produced an underwriting profit of $7.1 million ($3.8 million Q1 last year).

        Interest Expense.   Interest expense in the first quarter of 2006 was $7.2 million (C$8.3 million), compared to $5.9 million (C$7.3 million) for the first quarter of 2005 reflecting the increase in interest rates in the U.S. as well as the additional interest expense on the loans payable.

        Income taxes.   The income tax provision for the first quarter of 2006 was $5.4 million (C$6.2 million) or 16% of income before income taxes for the quarter compared with $7.2 million (C$8.9 million) or 16% for the same quarter last year.

        Net Income and Earnings Per Share.  Net income decreased by 24% to $28.9 million (C$33.4 million), compared to $38.1 million (C$46.8 million) in the first quarter of last year as a result of the change in the realized investment gains compared to the same quarter last year. Diluted earnings per share decreased 24% to $0.51 (C$0.58) for the quarter, compared to $0.67 (C$0.82) for the first quarter of 2005.

        Net Operating Income.   Net operating income for the first quarter increased by 11% to $30.0 million (increased 4% to C$34.6 million) or $0.53 (C$0.60) diluted earnings per share compared with $27.0 million (C$33.2 million) or $0.47 (C$0.58) diluted earnings per share for the first quarter of 2005.

Kingsway Financial Services Inc.
Management’s Discussion and Analysis
For the three months ended March 31, 2006 and 2005
(In thousands of U.S. dollars)

        Book Value Per Share and Return on Equity.   Book value per share increased by 18% to $14.67 (14% to C$17.13) from $12.47 (C$15.09) as at March 31, 2005. Our annualized return on equity was 14.2% for the first three months of 2006 compared to 22.3% for the same period last year.

        Balance Sheet.   Total assets as at March 31, 2006 were $3.9 billion (C$4.5 billion) compared to $3.8 billion (C$4.4 billion) at the end of 2005. The carrying value of the investment portfolio, including cash was $2,909.4 million (C$3,398.1 million), compared to $2,914.8 million (C$3,389.9 million) as at December 31, 2005. The fair value of the investment portfolio including cash represents $51.84 (C$60.55) per common share at March 31, 2006.

        At March 31, 2006, 25% of the fixed income portfolio matures in less than one year and 47% matures after one year and in less than five years. Duration is a measure used to estimate the extent market values of fixed maturity investments change with changes in interest rates. Using this measure, it is estimated that an immediate hypothetical 100 basis point parallel increase in interest rates would decrease the market value of our fixed maturity investments by $70.8 million at March 31, 2006, representing 3.0% of the $2,332.6 million fair value fixed maturity investment portfolio.

        Unearned premiums as at March 31, 2006 was $697.1 million (C$814.2 million), compared to $649.2 million (C$755.1 million) at the end of 2005. The Company reported favourable development in the provision for unpaid claims occurring prior to December 31, 2005 of approximately $2.9 million (C$3.3 million). During the quarter, provisions for unpaid claims increased slightly to $1,853.4 million (C$2,164.7 million) compared to $1,844.2 million (C$2,144.8 million) at the end of 2005.

Kingsway Financial Services Inc.
Management’s Discussion and Analysis
For the three months ended March 31, 2006 and 2005
(In thousands of U.S. dollars)

         Contractual Obligations.   Information concerning contractual obligations as at March 31, 2006 is shown below:

(in thousands of U.S. dollars)

	Payments Due by Period
	2006	2007	2008	2009 & 2010	Thereafter	Total

Bank indebtedness	$23,701	$ --	$ --	$ --	$ --	$ 23,701
Senior unsecured debentures	--	66,781	--	--	125,000	191,781
Subordinated indebtedness	--	--	--	--	90,500	90,500
Loan payable	--	--	--	--	66,222	66,222

Total	$23,701	$66,781	$ --	$ --	$281,722	$372,204

        For further details on the Company’s long term debt and interest obligations, refer to note 13 of the Company’s 2005 audited consolidated financial statements and page 43 of the 2005 Annual Report which sets out the Company’s contractual obligations as at December 31, 2005.

        Liquidity and Capital Resources.   During the three months ended March 31, 2006, the net cash provided from operations was $2.8 million compared to $34.9 million last year. The Company believes that the cash generated from the operating activities will be sufficient to meet our ongoing cash requirements, including interest payment obligations. Net cash provided by financing activities during the first three months of 2006 was $6.8 million compared to $5.8 million for the first three months of 2005.

        During the quarter, the Company repurchased and cancelled 159,300 common shares under the normal course issuer bid for a total purchase price of C$3.7 million.

        As at March 31, 2006 the Company was sufficiently capitalized to support the premium volume of our insurance subsidiaries. Our Canadian property and casualty insurance companies are regulated by the Office of the Superintendent of Financial Institutions (OSFI) and the Financial Services Commission of Ontario (FSCO) and are required to maintain a level of capital sufficient to achieve a target of 150% of a minimum capital test (MCT) formula. As at March 31, 2006 the MCT of our Canadian subsidiaries are well in excess of the target MCT level, with MCT margins ranging between 224% and 306%.

        In the United States, a risk based capital (RBC) formula is used by the National Association of Insurance Commissioners (NAIC) to identify property and casualty insurance companies that may not be adequately capitalized. The NAIC requires that capital and surplus not fall below 200% of the authorized control level. As at March 31, 2006 the RBC of our U.S. subsidiaries are well in excess of the NAIC requirement with RBC ratios ranging between 373% and 1,825%.

Kingsway Financial Services Inc.
Management’s Discussion and Analysis
For the three months ended March 31, 2006 and 2005
(In thousands of U.S. dollars)

        Our reinsurance subsidiaries, which are domiciled in Barbados and Bermuda are required by the regulator in the jurisdictions in which they operate to maintain minimum capital levels. As at March 31, 2006 the capital maintained by Kingsway Reinsurance Corporation was $289.3 million in excess of the regulatory requirements in Barbados and the capital maintained by Kingsway Reinsurance (Bermuda) Limited was $30.0 million in excess of regulatory requirements in Bermuda.

        Off-Balance Sheet Financing.   The Company entered into an off-balance sheet transaction through the Kingsway Linked Return of Capital Trust transaction that was completed on July 14, 2005 which is more fully described in Note 13(d) of the 2005 audited consolidated financial statements. The net proceeds from this offering were invested into a Kingsway controlled entity which is not consolidated based on accounting standards. The effect of this transaction is to show additional debt on the Company’s financial statements and an off-setting equity investment of $8.3 million into the non-consolidated affiliated entity. The Company does not have any other off-balance sheet financing arrangements.

        Summary of Quarterly Results.   The following table presents our financial results over the previous eight quarters.

	2006	2005				2004

	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Gross
premiums
written	$507,243	$439,267	$452,341	$478,446	$524,606	$473,951	$472,971	$516,493

Net premiums
earned	427,015	445,372	461,446	469,300	415,825	451,332	453,329	430,851

Total revenue	452,049	478,502	495,557	497,305	451,853	478,843	473,914	455,371

Net income	28,882	35,901	31,339	29,647	38,121	29,828	23,353	24,464

Earnings per share
Basic	$0.51	$0.64	$0.55	$0.52	$0.68	$0.53	$0.42	$0.44
Diluted	0.51	0.63	0.55	0.52	0.67	0.53	0.41	0.43

Kingsway Financial Services Inc.
Management’s Discussion and Analysis
For the three months ended March 31, 2006 and 2005
(In thousands of U.S. dollars)

Outlook

The Company’s 2005 Annual Report includes description and analysis of the key factors and events that could impact future earnings under the heading Risks Factors in the Management’s Discussion and Analysis section. These factors and events have, for the most part, remained substantially unchanged.

Forward Looking Statements

This shareholders report (including the President’s Message to Shareholders and Management’s Discussion and Analysis) includes “forward looking statements” that are subject to risks and uncertainties. For information identifying important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, see Kingsway’s securities filings, including its 2005 Annual Report under the heading Risks Factors in the Management’s Discussion and Analysis section. The securities filings can be accessed on the Canadian Securities Administrators’ website at www.sedar.com, and on the EDGAR section of the U.S. Securities and Exchange Commission’s website at www.sec.gov or through the Company’s website at www.kingsway-financial.com. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

KINGSWAY FINANCIAL SERVICES INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
For the three months ended March 31, 2006 and 2005
(In thousands of U.S. dollars, except for per share amounts)

	2006	2005
	(unaudited)

Gross premiums written	$ 507,243	$524,606

Net premiums written	$ 475,972	$466,003

Revenue:
Net premiums earned	$ 427,015	$415,825
Investment income	26,575	22,066
Net realized gains (losses)	(1,541)	13,962

	452,049	451,853
Expenses:
Claims incurred	285,892	285,245
Commissions and premium taxes	82,798	80,326
General and administrative expenses	41,959	34,885
Interest expense	7,164	5,912
Amortization of intangibles	--	129

	417,813	406,497

Income before income taxes	34,236	45,356
Income taxes	5,354	7,235

Net income	$ 28,882	$ 38,121

Earnings per share:
Basic:	$0.51	$0.68
Diluted:	$0.51	$0.67
Weighted average shares outstanding (in `000s):
Basic:	56,461	56,308
Diluted:	57,114	56,747

KINGSWAY FINANCIAL SERVICES INC.
CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars)

	March 31 2006 (unaudited)	December 31 2005

ASSETS
Cash and cash equivalents	$ 106,285	$ 111,034
Investments	2,803,084	2,803,790
Accrued investment income	24,999	25,126
Accounts receivable and other assets	330,343	282,764
Due from reinsurers and other insurers	232,206	222,974
Deferred policy acquisition costs	158,357	148,829
Income taxes recoverable	6,087	--
Future income taxes	62,228	57,939
Capital assets	76,942	71,608
Goodwill and intangible assets	71,103	71,130

	$3,871,634	$3,795,194

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES
Bank indebtedness	$ 23,701	$ 11,767
Loans payable	66,222	66,222
Accounts payable and accrued liabilities	121,989	129,666
Income taxes payable	--	6,817
Unearned premiums	697,054	649,228
Unpaid claims	1,853,374	1,844,211
Senior unsecured debentures	191,781	192,068
Subordinated indebtedness	90,500	90,500

	3,044,621	2,990,479

SHAREHOLDERS' EQUITY
Share capital	331,206	331,470
Issued and outstanding number of common shares
56,382,822 – March 31, 2006
56,480,453 – December 31, 2005
Contributed surplus	3,503	3,237
Currency translation adjustment	8,509	9,958
Retained earnings	483,795	460,050

	827,013	804,715

	$3,871,634	$3,795,194

KINGSWAY FINANCIAL SERVICES INC.
CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
For the three months ended March 31, 2006 and 2005
(In thousands of U.S. dollars)

	2006	2005
	(unaudited)

Retained earnings, beginning of period	$ 460,050	$ 334,468
Net income for the period	28,882	38,121
Common share dividends	(3,047)	(2,320)
Repurchase of common shares for cancellation	(2,090)	--

Retained earnings, end of period	$ 483,795	$ 370,269

KINGSWAY FINANCIAL SERVICES INC.
CONSOLIDATED STATEMENTS OF CASHFLOWS
For the three months ended March 31, 2006 and 2005
(In thousands of U.S. dollars)

	2006	2005
	(unaudited)

Cash provided by (used in):

Operating activities:
Net income	$ 28,882	$ 38,121
Items not affecting cash:
Amortization	2,042	1,949
Future income taxes	(5,058)	(1,078)
Net realized gains (losses)	1,541	(13,962)
Amortization of bond premiums and discounts	1,286	4,107

	28,693	29,137
Net change in other non-cash balances:	(25,912)	5,778

	2,781	34,915
Financing activities:
Increase of share capital	898	2,034
Repurchase of common shares for cancellation	(3,252)	--
Common dividends	(3,047)	(2,320)
Increase in bank indebtedness and loans payable	12,152	6,037

	6,751	5,751
Investing activities:
Purchase of investments	(804,000)	(530,444)
Proceeds from sale of investments	790,797	496,464
Financed premiums receivable, net	6,539	586
Additions to capital assets	(7,617)	(926)

	(14,281)	(34,320)
Increase (decrease) in cash during period	(4,749)	6,346
Cash and cash equivalents, beginning of period	111,034	87,103

Cash and cash equivalents, end of period	$ 106,285	$ 93,449

KINGSWAY FINANCIAL SERVICES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2006 and 2005
(Unaudited – tabular amounts in thousands of U.S. dollars)

1.	Basis of presentation

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles using the same accounting policies as were used for the Company’s consolidated financial statements for the year ended December 31, 2005. Effective December 31, 2005, the Company reported its consolidated financial statements in U.S. dollars. As a result of this change in reporting currency, the results of the first quarter of 2005 have been converted into U.S. dollars using as the same methodology as described in note 1 of the 2005 audited consolidated financial statements. These interim consolidated financial statements do not contain all disclosures required by generally accepted accounting principles and accordingly should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2005 as set out on pages 56 to 76 of the Company’s 2005 Annual Report. The results of the operations for the interim periods are not necessarily indicative of the full-year results.

2.	Stock-based compensation

As reported on pages 64 of the Company’s 2005 Annual Report, effective January 1, 2003 the Company adopted on a prospective basis the fair-value method of accounting for stock-based compensation awards granted to employees and non-employee directors. During the first quarter 2006, the Company recorded $488,000 of stock-based compensation expense included in employee compensation expense.

For stock options granted in years prior to 2003, the Company must provide the following pro forma disclosures of net income and earnings per share as if the Company had measured the additional compensation element of stock options granted based on the fair value on the date of grant. Such proforma disclosure follows:

	Three months ended March 31,

	2006	2005

Net income
As reported	$28,882	$38,121
Pro forma	28,882	38,053
Basic earnings per share
As reported	$ 0.51	$ 0.68
Pro forma	0.51	0.68
Diluted earnings per share
As report	$ 0.51	$ 0.67
Pro forma	0.51	0.67

KINGSWAY FINANCIAL SERVICES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2006 and 2005
(Unaudited – tabular amounts in thousands of U.S. dollars)

2.	Stock-based compensation – continued:

The per share weighted average fair value of options granted during 2006 and 2005 was C$6.88 and C$3.58, respectively. The fair value of the options granted was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions:

	As at March 31

	2006	2005

Risk-free interest rate	4.02%	3.53%
Dividend yield	1.02%	1.02%
Volatility of the expected market price of the
Company's common shares	31.4%	22.5%
Expected option life (in years)	3.5	3.9

The Black-Scholes option valuation model was developed for use in estimating fair value of traded options which have no vesting restrictions and are fully transferable. As the Company’s employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the above pro forma adjustments are not necessarily a reliable single measure of the fair value of the Company’s employee stock options.

3.	Segmented information

The Company provides property and casualty insurance and other insurance related services in three reportable segments, Canada, the United States and corporate and other insurance related services. The Company’s Canadian and United States segments include transactions with the Company’s reinsurance subsidiaries. At the present time, other insurance related services are not significant. Results for the Company’s operating segments are based on the Company’s internal financial reporting systems and are consistent with those followed in the preparation of the consolidated financial statements.

KINGSWAY FINANCIAL SERVICES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2006 and 2005
(Unaudited – tabular amounts in thousands of U.S. dollars)

3.	Segmented information – continued:

	Three Months ended March 31, 2006

	Canada	United States	Corporate and Other	Total

Gross premiums written	$ 127,039	$ 380,204	$ --	$ 507,243
Net premiums earned	134,114	292,901	--	427,015
Investment income	11,016	15,651	(92)	26,575
Net realized losses	(624)	(917)	--	(1,541)
Interest expense	--	5,467	1,697	7,164
Amortization of capital assets	275	845	390	1,510
Net income tax expense	2,391	592	2,371	5,354
Net income (loss)	15,491	17,941	(4,550)	28,882
Total assets	$ 1,435,900	$ 2,403,865	$ 31,869	$ 3,871,634

	Three Months ended March 31, 2005

	Canada	United States	Corporate and Other	Total

Gross premiums written	$ 134,284	$ 390,322	$ --	$ 524,606
Net premiums earned	125,015	290,810	--	415,825
Investment income	9,460	12,671	(65)	22,066
Net realized gains	6,571	7,391	--	13,962
Interest expense	--	4,108	1,804	5,912
Amortization of capital assets	343	1,162	35	1,540
Amortization of intangible assets	--	129	--	129
Net income tax expense	3,710	640	2,885	7,235
Net income (loss)	16,206	26,704	(4,789)	38,121
Total assets	$ 1,181,582	$ 2,390,919	$ 36,149	$ 3,608,650

KINGSWAY FINANCIAL SERVICES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2006 and 2005
(Unaudited – tabular amounts in thousands of U.S. dollars)

3.	Segmented Information – continued:

	Quarter to March 31:
	2006	2005

Favourable change in estimated unpaid claims for prior accident years (note 1):
Canada	$ 853	$ 638
U.S	1,998	3,471

Total	$2,851	$4,109

As a % of net premiums earned (note 2):
Canada	(0.6%)	(0.5%)
U.S	(0.7%)	(1.2%)

Total	(0.7%)	(1.0%)

As a % of unpaid claims (note 3):
Canada	(0.1%)	(0.1%)
U.S	(0.2%)	(0.3%)

Total	(0.2%)	(0.2%)

Note 1 – Decrease in estimates for unpaid claims from prior accident years reflected in current financial year results.

Note 2 – Decrease in current financial year reported combined ratio

Note 3 –Decrease compared to estimated unpaid claims at the end of the preceding fiscal year

KINGSWAY FINANCIAL SERVICES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2006 and 2005
(Unaudited – tabular amounts in thousands of U.S. dollars)

4.	Investments

The carrying amounts and fair values of investments are summarized below:

	March 31, 2006

	Carrying amount	Fair value

Term deposits	$ 354,411	$ 350,764
Bonds:
Government	356,012	353,245
Corporate	1,664,397	1,628,612
Common shares	349,297	404,921
Financed premiums	78,967	78,967

	$2,803,084	$2,816,509

	December 31, 2005

	Carrying amount	Fair value

Term deposits	$ 383,071	$ 381,734
Bonds:
Government	428,316	427,801
Corporate	1,581,579	1,561,443
Preferred shares	1,290	1,352
Common shares	323,830	363,955
Financed premiums	85,704	85,704

	$2,803,790	$2,821,989

KINGSWAY FINANCIAL SERVICES INC.
SUPPLEMENTARY INFORMATION
As at the three months ended March 31, 2006, December 31, 2005 and March 31, 2005
(Unaudited)

Financial Strength Indicators:

Some of the key indicators of the Company’s financial strength are as follows:

	March 31, 2006	December 31, 2005

Rolling four quarter calculations:
Net Premiums Written to Estimated Statutory Surplus Ratio	1.8x	1.9x
Interest Coverage Ratio	6.5x	7.2x
Total Bank and Senior Debt to Capitalization Ratio	23.6%	23.5%

Selected Financial Information expressed in thousands of Cdn. dollars, except for per share amounts

The selected financial information disclosed below has been translated using the Bank of Canada monthly average exchange rate for the income statement and the month end rate for the balance sheet. Readers should be cautioned as to the limited usefulness of the selected financial information presented below.

	Quarter to March 31,
	2006	2005

Gross Premiums Written	$585,718	$643,637
Net Premiums Earned	493,047	510,100
Net Income	33,355	46,758
Earnings Per Share - diluted	$ 0.58	$ 0.82
Underwriting Profit	18,923	18,926
Book Value Per Share	$ 17.13	$ 15.09

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, William G. Star, the President and Chief Executive Officer of Kingsway Financial Services Inc., certify that:

1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Kingsway Financial Services Inc. (the issuer) for the interim period ending March 31, 2006;

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4.	The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

(a)	designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date:  May 3, 2006.

/s/ William G. Star William G. Star, President and Chief Executive Officer

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, W. Shaun Jackson, the Executive Vice President and Chief Financial Officer of Kingsway Financial Services Inc., certify that:

1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Kingsway Financial Services Inc. (the issuer) for the interim period ending March 31, 2006;

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4.	The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

(a)	designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date:  May 3, 2006.

/s/ W. Shaun Jackson W. Shaun Jackson, Executive Vice President and Chief Financial Officer